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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         (Mark One)

  [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the fiscal year ended December 31, 2002

                                       Or

  [_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the transition period from ____________ to _____________

          Commission file number 000-25867

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            The Nautilus Group, Inc.
                               401(k) Savings Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            The Nautilus Group, Inc.
                              1400 NE 136th Avenue
                               Vancouver, WA 98684


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

THE NAUTILUS GROUP, INC. 401(K) SAVINGS PLAN

TABLE OF CONTENTS
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                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
   ENDED DECEMBER 31, 2002 AND 2001:

     Statements of Net Assets Available for Benefits                         4

     Statements of Changes in Net Assets Available for Benefits              5

     Notes to Financial Statements                                           6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
   ENDED DECEMBER 31, 2002(1):

      Schedule H, Line 4i - Schedule of Assets (Held At End of Year)         9

      Schedule G - Schedule of Non-Exempt Transactions                      10

SIGNATURE                                                                   11

EXHIBIT INDEX                                                               12

EXHIBIT 23, INDEPENDENT AUDITORS' CONSENT                                   13

EXHIBIT 99.1, CERTIFICATION PURSUANT TO SECTION 906 OF THE
   SARBANES-OXLEY ACT OF 2002                                               14

EXHIBIT 99.2, CERTIFICATION PURSUANT TO SECTION 906 OF THE
   SARBANES-OXLEY ACT OF 2002                                               15



(1) Schedules required by Form 5500 that are not applicable have not been included.

INDEPENDENT AUDITORS' REPORT


The Nautilus Group, Inc. 401(k) Savings Plan
Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of The Nautilus Group, Inc. 401(k) Savings Plan (formerly Direct Focus, Inc. 401(k) Savings Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Portland, Oregon
June 16, 2003

THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                 2002                2001

ASSETS:
  Investments, at fair value (Note 3)        $ 7,329,417         $ 3,991,045
                                             -----------         -----------

  Receivables:
    Employee contributions                        86,904              51,362
    Employer contributions                       300,979             207,941
                                             -----------         -----------

           Total receivables                     387,883             259,303
                                             -----------         -----------
LIABILITIES:
  Other payables                                 (12,690)             (3,935)
                                             -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS            $ 7,704,610         $ 4,246,413
                                             ===========         ===========



See notes to financial statements.

THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                     2002             2001

ADDITIONS:
  Interest and dividends                        $    78,173        $    28,890
  Net appreciation (depreciation) in fair
      value of investments (Note 3)              (2,203,949)           364,338
                                                -----------        -----------

           Net investment income (loss)          (2,125,776)           393,228
                                                -----------        -----------
  Contributions:
    Participant contributions                     2,163,945          1,085,208
    Employer matching contributions                 300,979            207,941
    Rollover contributions                        3,587,854          1,006,993
                                                -----------        -----------

           Total contributions                    6,052,778          2,300,142
                                                -----------        -----------

           Total additions                        3,927,002          2,693,370

DEDUCTIONS:
  Benefits paid to participants                     468,805            220,970
                                                -----------        -----------

NET INCREASE                                      3,458,197          2,472,400

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                               4,246,413          1,774,013
                                                -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                   $ 7,704,610        $ 4,246,413
                                                ===========        ===========



See notes to financial statements.

THE NAUTILUS GROUP, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of The Nautilus Group, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of The Nautilus Group, Inc. (the "Company"). On May 21, 2002, the Company changed its name to The Nautilus Group, Inc. from Direct Focus, Inc., and now trades under the stock ticker symbol "NLS". The Plan was established effective January 1, 1999 and contributions to the Plan began on March 4, 1999. The Plan is available to all eligible employees of the Company who are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Participants may voluntarily contribute between 1% and 30% of their compensation, limited to $11,000 and $10,500 in 2002 and 2001, respectively, as prescribed by the Internal Revenue Code. Participants may change their contribution percentage quarterly. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds and an employer stock fund as investment options for participants. Participants can change the allocation of contributions or transfer balances between funds up to six times per year. The Company may match a portion of the participant's elective contribution. The Company makes matching contributions of 50% of the employee contributions on the first 6% of allowable employee compensation for all eligible employees excluding Nautilus Human Performance Systems, Inc. ("Nautilus HPS") employees. For eligible Nautilus HPS employees, the Company matches 35% of employee contributions on the first 4% of allowable employee compensation. Beginning in the 2003 Plan year, qualified Nautilus HPS employees became eligible for matching contributions of 50% of the employee contributions on the first 6% of allowable employee compensation. Matching contributions are subject to certain limitations. Participants must be employed by the Company for 12 consecutive months in order to become eligible to begin earning matching contributions. Once eligibility has been established, participants must work a minimum of 1,000 hours during the Plan year and be employed by the Company on the last day of the Plan year to be eligible to receive matching contributions.

      On February 8, 2002, the Company acquired StairMaster Sports/Medical Inc. ("StairMaster"). As a result of this acquisition, StairMaster employees became eligible to participate in the Plan and execute rollover contributions to the Plan beginning March 1, 2002.

      On September 20, 2001, the Company acquired the Fitness Division ("Schwinn Fitness") of Schwinn/GT Corp. As a result of this acquisition, Schwinn Fitness employees became eligible to participate in the Plan and execute rollover contributions to the Plan beginning October 1, 2001.

      PARTICIPANT ACCOUNTS - A separate account is maintained for each participant, which is credited with the participant's contributions, the Company's matching contributions, and an allocation of Plan earnings or losses. Allocation of Plan earnings or losses is based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. A participant vests in the Company's matching contributions and earnings or losses thereon pursuant to the following vesting schedule.

             YEARS OF SERVICE                 VESTING PERCENTAGE
             ----------------                 ------------------
                 Less than 1                           0%
                      1                               25%
                      2                               50%
                      3                               75%
                      4                              100%

      PAYMENT OF BENEFITS - Upon termination of service, a participant will be paid a lump-sum amount equal to the vested account value if less than $5,000. In addition to the lump-sum payment option, participants who maintain a balance greater than or equal to $5,000 may elect to maintain their account in the Plan until a future date, elect a partial distribution, or elect to receive installment payments.

      FORFEITURES - During the 2002 Plan year, forfeited balances of terminated participants' nonvested accounts were used to offset the employer match liability. Prior to 2002, forfeited balances of terminated participants' nonvested accounts were allocated as a discretionary matching contribution for the Plan year in which the forfeiture occurred.

      LOANS - Loans to participants are not permitted under the Plan. However, StairMaster employees with loans that existed prior to the acquisition in February 2002 were permitted to rollover any remaining loan balance into the Plan for repayments only.

      TERMINATION - Although it has not expressed any intent to do so, the Company may terminate the Plan or discontinue contributions at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value, which is based on published market prices at year-end.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Benefits are recorded when paid.

      ADMINISTRATIVE EXPENSES - Administrative expenses are paid by the Plan to the extent not paid by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INCOME TAXES - The Plan document is based on a non-standardized prototype plan and adoption agreement, which were approved by the Internal Revenue Service ("IRS"), as to form, by a letter dated November 19, 2001. However, the Plan has not yet received a determination letter from the IRS for the specific provisions of the adoption agreement as adopted by the Plan. The Plan Administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

      During the year ended December 31, 2002, the Plan failed to pass the requirements for the Actual Contribution Percentage ("ACP") discrimination test. To maintain its qualified status, the Plan distributed the excess contributions subsequent to December 31, 2002. During the year ended December 31, 2001, the Plan failed to pass the requirements for the Actual Deferral Percentage ("ADP") discrimination test. To maintain its qualified status, the Plan distributed the excess contributions subsequent to December 31, 2001.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31:

                                                         2002           2001

         Growth Fund of America, Inc.                 $1,327,309     $  926,189
         American Balanced Fund, Inc. Income Fund      1,003,597        301,039
         The Nautilus Group, Inc. Common Stock           970,297      1,345,250
         MetLife Stable Value Fund                       878,427            N/A
         Dreyfus Premier Core Fund                       787,922            N/A
         New Perspective Fund                            626,016        325,508
         Fundamental Investors Fund                      517,791        303,352

      Net appreciation (depreciation) by investment type for the year ended December 31 is as follows:

                                                   2002               2001

         Mutual funds                          $  (969,866)       $  (233,632)
         Common stock                           (1,234,083)           597,970
                                               -----------        -----------
                    Total                      $(2,203,949)       $   364,338
                                               ===========        ===========

4.    PARTY-IN-INTEREST TRANSACTIONS

      The Plan invests in shares of the Company's common stock at the direction of the participants.

5.    CONCENTRATION OF RISK

      The Plan's assets consist of financial instruments including temporary cash investments, mutual funds, and Company common stock. These financial instruments may subject the Plan to concentrations of risk as, from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, and investments in mutual funds and Company stock are subject to changes in market values of such investments. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                                (e)
                 (b) Identity of Issue/                        (d)            Current
 (a)          (c) Description of Investment                   Cost(1)          Value

      CASH                                                                  $   15,913
                                                                            ----------
      MUTUAL FUNDS:
        American Balanced Fund, Inc. Income Fund                             1,003,597
        Dreyfus Premier Core Fund                                              787,922
        Euro Pacific Growth Fund                                               260,917
        Franklin Small Capital Growth Fund                                     313,010
        Fundamental Investors Fund                                             517,791
        Growth Fund of America, Inc.                                         1,327,309
        MetLife Stable Value Fund                                              878,427
        New Perspective Fund                                                   626,016
        Munder Index 500 A Fund                                                213,753
        Putnam Small Cap Value A Fund                                          302,853
                                                                            ----------

                 Total mutual funds                                          6,231,595
                                                                            ----------

      COMMON STOCK - The Nautilus Group, Inc.(2)                               970,297
                                                                            ----------
      PARTICIPANT LOANS - (Interest rates ranging from 7.0% to 11.5%,
        maturing from 01/01/2003 to 03/12/2015)                                111,612
                                                                            ----------

      TOTAL INVESTMENTS                                                     $7,329,417
                                                                            ==========



(1) Historical cost information is not required for participant-directed investments

(2) Denotes a party-in-interest with respect to the Plan

THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN

SCHEDULE G - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  (i)
                                                                                           (g)                  Current
                                                 (c)                                     Expense                 Value
          (a)                    (b)          Description       (d)      (e)      (f)   Incurred        (h)     of Asset      (j)
      Identity of            Relationship         of         Purchase  Selling   Lease  with Trans-    Cost     Transac-    Net Gain
     Party Involved             to Plan       Transaction      Price    Price   Rental   action      of Asset  tion Date   or (Loss)

The Nautilus Group, Inc.     Plan Sponsor      Untimely        $ -       $ -     $ -      $ -        $ 1,584    $ 1,584       $ -
                                             remittance of
                                               employee
                                            contributions(1)


(1) In 2002, the Plan Sponsor failed to remit certain employee deferrals to the trustee within the required time frame. The deferrals, plus estimated earnings thereon, were remitted to the trustee and allocated to participant accounts subsequent to this date.
























                                    SIGNATURE
                                    ---------



         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of The Nautilus Group, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN

                                   By:  THE NAUTILUS GROUP, INC., the plan
                                        administrator

Date:  June 27, 2003               By: /s/  Rod W. Rice
                                      -----------------------------------------
                                   Rod W. Rice, Chief Financial Officer,
                                   Treasurer and Secretary,
                                   The Nautilus Group, Inc.

                                  EXHIBIT INDEX
                                  -------------



DOCUMENT                                                         EXHIBIT NUMBER
--------                                                         --------------

Independent Auditors' Consent                                           23

Certification Pursuant to Section 906 of the
  Sarbanes-Oxley Act of 2002                                          99.1

Certification Pursuant to Section 906 of the
  Sarbanes-Oxley Act of 2002                                          99.2